Exhibit 99.1

Cogo Chairman and CEO Jeffrey Kang Proposes Acquiring 30.4% of Cogo Net Assets

•	Upon completion of the transaction, Net Asset Value of Cogo shares is expected to be more than $6 a share, compared to the current share price of [1] $2.05 a share.
•	Such assets represent approximately 30.5% of Cogo’s net assets, generated approximately 98.7% of its revenues and 66.5% of its gross profits as of the first quarter of 2013.

SHENZHEN, China, July 15, 2013—Cogo Group, Inc. (“Cogo,” or the “Company”) (NASDAQ: COGO), a leading gateway for global semiconductor companies to access the industrial and technology markets in China, today announced that its founder, CEO and Chairman, Jeffrey Kang, submitted a proposal to the Cogo Board of Directors for the purchase of approximately 30.5% of Cogo’s net assets, which as of the first quarter of 2013, generated approximately 98.7% of Cogo’s revenues through a company he wholly owns, Brilliant Group Global Limited (“Brilliant Group”).

The proposed purchase price is US$80 million. Mr. Kang has proposed that the transaction close before the end of 2013. Since this is a related-party transaction, the Board of Directors has delegated the review and negotiation of the potential transaction to the Company’s Audit Committee, which is comprised of three independent directors. The Audit Committee is expected to oversee the entire process. In accordance with the Company’s organizational documents, the Company anticipates that it will hold a meeting of stockholders to approve the transaction if the transaction is approved by Audit Committee.

As a condition of the proposed transaction, Brilliant Group would be required to pay $750,000 to Cogo on a quarterly basis for Cogo’s remaining subsidiaries and the target companies to continue to provide cross guarantees to each other until the end of 2014. Consideration is proposed to be payable in 2 installments, of which $10 million would be payable on Closing and $70 million by the end of 2013.

Upon completion of the transaction, Net Asset Value of Cogo shares is expected to be more than $6 a share. At the NASDAQ close on July 12, 2013, Cogo’s share price was $2.05 a share.

Based on Cogo’s Q1 2013 unaudited results as filed on Form 6-K on May 31, 2013, the proposed target assets represent approximately 30.5% of the Company’s net assets, 98.7% of its revenues and 66.5% of its gross profit.

A portion of the proceeds of the sale will be reserved for Cogo’s buyback program. There are more than 3.6 million outstanding shares under Cogo’s current buyback program authorized for repurchase out of the original 10 million shares. Management plans to authorize another plan to repurchase up to 10 million shares upon completion of the current program. As of July 12, 2013, there are approximately 29.4 million outstanding shares, of which insiders own approximately 40.8%. The Company will continue to disclose all material information relating to the proposed transaction in order to be able to continue to execute buyback program in accordance with applicable securities law requirements.

“This proposed deal is set to maximize shareholder value, and I am excited about what it means for our shareholders,” said Mr. Kang. “Upon the completion of this deal, Cogo is estimated to have more than $140 million net cash based on Q1’s financials and other assets, and a small amount of higher margin services and system solution revenue. The deal will help the Company evolve into a light asset, service revenue oriented business. The Company has no intention to dissolve or go private. The plan is to maintain the Company’s listing position with a business focus that aims to create greater value for shareholders.”

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1 Closing price as of July 12, 2013

About Cogo Group, Inc.:

Cogo Group, Inc. (Nasdaq: COGO) is the leading gateway for global semiconductor companies to access the rapidly growing Industrial and Technology sectors in China. Through its unique business-to-business services platform, Cogo designs customized embedded solutions using technology from suppliers including Broadcom, Xilinx, Atmel and others for a customer base of over 2,100 Chinese OEMs/ODMs. Cogo’s customer list includes approximately 100 blue-chip companies, including ZTE, BYD and NARI, as well as nearly 2,000 Small and Medium Enterprises (SMEs). The Company serves a broad list of rapidly growing end-markets in China, including 3G Smartphones, Tablets, Automotives, High-Speed Railway, Smart Meter/Smart Grid, Healthcare and High Definition Television “HDTV.”

For further information:
Investor Relations

www.cogo.com.cn/investorinfo.html
communications@cogo.com.cn
H.K.: +852 2730 1518
U.S.: +1 (646) 291 8998
Fax: +86 755 2674 3522

Safe Harbor Statement:

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy such as growth in new business initiatives or potential disposals and acquisitions, all of which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.